UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended December 5, 2011

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Canadian Zinc Corporation

Condensed Interim Financial Statements

For the three and nine month periods ended September 30, 2011

(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

CANADIAN ZINC CORPORATION
Condensed Interim Statement of Financial Position
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	September 30, 2011	December 31, 2010

ASSETS
Current
Cash and cash equivalents (Note 3)	$200	$4,464
Short-term investments (Note 4)	1,484	2,900
Marketable securities (Note 5)	15,663	39,400
Other receivables and prepaid expenses	214	135

Total Current Assets	17,561	46,899

Other long-term assets (Note 6)	739	739
Property, plant and equipment (Note 7)	1,171	1,272
Exploration and evaluation assets (Note 8)	4,644	4,498

Total Assets	$24,115	$53,408

LIABILITIES
Current
Accounts payable	$299	$16
Accrued and other liabilities	232	503

Total Current Liabilities	531	519

Decommissioning liability (Note 9)	1,844	1,654

Total Liabilities	2,375	2,173

SHAREHOLDERS' EQUITY
Share capital (Note 10)	70,536	70,314
Reserves (Note 11)	9,724	9,597
Deficit	(58,520)	(28,676)

Total Shareholders’ Equity	21,740	51,235

Total Liabilities and Shareholders’ Equity	$24,115	$53,408
Commitments (Note 16)

Approved by the Board of Directors:
“John F. Kearney”	“Brian A. Atkins, CA”
Director	Director

The accompanying notes are an integral part of these condensed interim financial statements.

CANADIAN ZINC CORPORATION
Condensed Interim Statement of Comprehensive Income (Loss)
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

				,

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Income
Investment income	$9	$12	$46	$36

Expenses
Depreciation	6	6	17	17
Exploration and evaluation (Note 12)	2,275	2,522	4,635	3,393
Listing and regulatory	14	9	54	45
Management and directors	130	140	425	457
Office and general	105	83	597	274
Professional	43	29	154	93
Project evaluation	2	4	25	46
Shareholder and investor communications	106	53	267	185
Share-based compensation	56	161	200	843
	2,737	3,007	6,374	5,353

Other income (expenses)
Finance costs (Note 9)	(14)	(15)	(43)	(45)
Foreign exchange gain (loss)	13	(28)	(13)	(17)
Gain (loss) on marketable securities (Note 5)	(2,703)	11,417	(23,737)	16,473
Tax deduction recovery (Note 13)	139	-	277	-
	(2,565)	11,374	(23,516)	16,411

Net income (loss) for the period	(5,293)	8,379	(29,844)	11,094

Other comprehensive income (loss)	-	-	-	-

Comprehensive income (loss) for the period	$(5,293)	$8,379	$(29,844)	$11,094

Net income (loss) per share - basic and diluted	$(0.04)	$0.07	$(0.23)	$0.09
Weighted average number of shares outstanding
Basic	130,824,112	125,448,253	130,723,782	121,130,004
Dilutive effect of stock options and warrants	-	1,375,002	-	1,310,225
Diluted	130,824,112	126,823,255	130,723,782	122,440,229

The accompanying notes are an integral part of these condensed interim financial statements.

CANADIAN ZINC CORPORATION
Condensed Interim Statement of Cash Flows
(Unaudited, expressed in thousands of Canadian dollars, unless otherwise stated)

	Nine months ended September 30,
	2011	2010
Operating Activities
Net income (loss) for the period	$(29,844)	$11,094
Adjustment for items not involving cash:
Accretion and depreciation	176	160
(Gain) loss on marketable securities (Note 5)	23,737	(16,473)
Tax deduction recovery (Note 13)	(277)	-
Unrealized foreign exchange	-	17
Share-based compensation	200	843
Change in non-cash working capital items:
Other receivables and prepaid expenses	(79)	(271)
Accounts payable and accrued liabilities	329	263
	(5,758)	(4,367)

Financing Activities
Capital stock issued	-	2,500
Issuance costs	(35)	(256)
Capital stock issued on exercise of stock options	109	142
Capital stock issued on exercise of warrants	36	-
	110	2,386

Investing Activities
Short-term investments	1,416	1,118
Marketable securities	-	302
Other long-term assets	-	(395)
Property, plant and equipment	(32)	(59)
	1,384	966

Impact of exchange rate changes on cash and cash equivalents	-	(17)

Net change in cash and cash equivalents	$(4,264)	$(1,032)

Cash and cash equivalents, beginning of period	$4,464	$5,197

Net change in cash and cash equivalents	(4,264)	(1,032)

Cash and cash equivalents, end of period	$200	$4,165

The accompanying notes are an integral part of these condensed interim financial statements.

CANADIAN ZINC CORPORATION
Condensed Interim Statement of Changes in Shareholders’ Equity
(Unaudited, expressed in thousands of Canadian dollars, except for share information)

	Common shares
	Number	Amount	Reserves	Deficit	Total
Balance, January 1, 2010	118,900,563	$ 65,583	$ 8,668	$ (47,170))	$ 27,081
Issue of shares at $0.40 per share	6,250,000	2,437	-	-	2,437
Share issuance costs	-	(256))	-	-	(256))
Share purchase warrants	-	(114))	114	-	-
Exercise of options between $0.23 and $0.45 per share	616,250	205	(63))	-	142
Share-based compensation	-	-	843	-	843
Net income for the period	-	-	-	11,094	11,094
Balance, September 30, 2010	125,766,813	67,855	9,562	(36,076))	41,341
Issue of shares at $0.70 per share	3,571,429	2,286	-	-	2,286
Share issuance costs	-	(247))	-	-	(247))
Share purchase warrants	-	(81))	81	-	-
Exercise of options between $0.23 and $0.45 per share	580,000	192	(57))	-	135
Exercise of warrants at $0.40 per share	530,250	309	(97))	-	212
Share-based compensation	-	-	108	-	108
Net income for the period	-	-	-	7,400	7,400
Balance, December 31, 2010	130,448,492	70,314	9,597	(28,676))	51,235
Exercise of options between $0.23 and $0.45 per share	285,000	169	(56))	-	113
Exercise of warrants at $0.40 per share	90,620	53	(17))	-	36
Share-based compensation	-	-	200	-	200
Net loss for the period	-	-	-	(29,844))	(29,844))
Balance, September 30, 2011	130,824,112	$ 70,536	$ 9,724	$ (58,520))	$ 21,740

The accompanying notes are an integral part of these condensed interim financial statements.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

1.           Nature of Operations and Going Concern

Canadian Zinc Corporation (the “Company” or “Canadian Zinc”) is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia) and its common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCBB under the symbol “CZICF”.

The Company is primarily engaged in the exploration, development and permitting of its Prairie Creek Mine property (“Prairie Creek”). The Company is considered to be in the exploration and development stage given that its Prairie Creek property is not yet in production and, to date, has not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Management has carried out an assessment of the going concern assumption and has concluded that the Company has sufficient cash and cash equivalents, short-term investments and marketable securities (as well as no debt obligations outside of normal course accounts payable and accrued liabilities) to continue operating at current levels for the ensuing twelve months. Accordingly, these financial statements do not reflect the adjustments to the carrying value of assets and liabilities, or the impact on the condensed interim statement of comprehensive income or loss and condensed interim statement of financial position classifications that would be necessary were the going concern assumption not appropriate.

However, at such time that the Company receives its operating permits for the Prairie Creek Mine (which is not a certain event); it will require significant additional financing to place the mine into operation. There is no guarantee that the Company will be able to obtain such financing to complete the development of the Prairie Creek Mine.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s third condensed interim financial statements prepared in accordance with IAS 34. These condensed interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s first condensed interim financial statements prepared in accordance with IAS 34 dated March 31, 2011 as well as the Company’s annual financial statements for the year ended December 31, 2010 prepared in accordance with previous Canadian GAAP.

(b)	Basis of Preparation

These condensed interim financial statements have been prepared on a historical cost basis except for financial instruments classified as fair value through profit and loss which are stated at their fair value. These financial statements are presented in Canadian dollars.

The standards and interpretations within IFRS are subject to change and accordingly, the accounting policies for the annual period that are relevant to these condensed interim financial statements will be finalized only when the first annual IFRS financial statements are prepared for the year ending December 31, 2011.

The adoption of IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian Generally Accepted Accounting Principles (“GAAP”). The accounting policies chosen by the Company have been applied consistently to all periods presented.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

2.	Significant Accounting Policies (continued)

(c)	Significant Accounting Judgments, Estimates and Assumptions

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

Accounts that require significant estimates as the basis for determining the stated amounts include exploration and evaluation assets, property, plant and equipment, decommissioning liability and share-based compensation. Depreciation and depletion of exploration and evaluation assets and property, plant and equipment assets are dependent upon estimates of useful lives and resource estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of exploration and evaluation assets or property, plant and equipment is dependent upon estimates of fair value that take into account factors such as resources, economic and market conditions and the useful lives of assets. Decommissioning liabilities are recognized in the period in which they arise and are stated at the best estimate of estimated future costs. These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. Share-based compensation expense is calculated using the Black-Scholes valuation model which requires significant judgment as to considerations such as stock option lives and stock volatility.

(d)	Accounting Changes

These condensed interim financial statements follow the same accounting policies and methods of their application as the Company’s first condensed interim financial statements prepared in accordance with IAS 34 and IFRS and as such should be read in conjunction with the Company’s condensed interim financial statements for the three months ended March 31, 2011.

IFRS Standards issued but not yet effective:

IFRS 7 (Amendment)	Financial Instruments : Disclosure
IFRS 9	Financial Instruments
IFRS 10	Consolidated Financial Statements
IFRS 11	Joint Arrangements
IFRS 12	Disclosure of Interests in Other Entities
IFRS 13	Fair Value Measurement
IAS 1 (Amendment)	Presentation of Financial Statements
IAS 12 (Amendment)	Income Taxes
IAS 27 (Amendment)	Separate Financial Statements
IAS 28 (Amendment)	Investments in Associates and Joint Ventures

The Company anticipates that the application of these standards and amendments will not have a material impact on the results and financial position of the Company.

3.           Cash and Cash Equivalents

Cash and cash equivalents consist of cash and liquid investments which are readily convertible into cash with maturities of three months or less when purchased. The Company’s cash and cash equivalents at September 30, 2011 consisted of cash of $51,000 and cash equivalents of $149,000 (December 31, 2010 – cash of $2,126,000 and cash equivalents of $2,338,000).

4.           Short-term Investments

Short-term investments, which consist primarily of investments in Bankers Acceptances and Guaranteed Investment Certificates, are investments with maturities of more than three months and less than one year when purchased. At September 30, 2011, short-term investments were valued at $1,484,000, earning investment income at a rate of 1.3% (December 31, 2010 - $2,900,000, earning income at a rate of 1.3%). The market value of these assets is based upon quoted market values and the recorded amounts at September 30, 2011 and December 31, 2010 equal the fair value for these investments.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

5.           Marketable Securities

	September 30, 2011			December 31, 2010
	# of Shares	Original Cost	Fair Value	# of Shares	Original Cost	Fair Value
Vatukoula Gold Mines plc.	12,573,380	$ 10,142	$ 15,663	12,573,380	$ 10,142	$ 39,400

6.           Other Long-term Assets

Other long-term assets consist of non-interest bearing reclamation security deposits of $525,000 (December 31, 2010 - $525,000) and restricted cash equivalents of $214,000 (December 31, 2010 - $214,000).

The non-interest bearing reclamation security deposits are lodged with government agencies as security in support of certain reclamation obligations.

The restricted cash equivalents are security for a letter of guarantee issued by a financial institution, to secure performance by the Company of certain obligations pursuant to an authorization to carry out road repairs adjacent to the Prairie Creek Mine Property granted by the Department of Fisheries and Oceans Canada (“DFO”).

7.           Property, Plant and Equipment

	Mining Equipment (1)	Office Equipment	Leasehold Improvements	Prairie Creek Plant & Mill	Total
Cost
at December 31, 2010	$ 1,623	$ 151	$ 60	$ 500	$ 2,334
Additions	24	8	-	-	32
Disposals	-	-	-	-	-
at September 30, 2011	$ 1,647	$ 159	$ 60	$ 500	$ 2,366
Accumulated Depreciation
at December 31, 2010	$ 907	$ 113	$ 42	$ -	$ 1,062
Depreciation charge	116	8	9	-	133
Disposals	-	-	-	-	-
at September 30, 2011	$ 1,023	$ 121	$ 51	$ -	$ 1,195
Net Book Value
at December 31, 2010	$ 716	$ 38	$ 18	$ 500	$ 1,272
at September 30, 2011	624	38	9	500	1,171
(1)Includes pilot plant

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

8.           Exploration and Evaluation Assets

The Company holds a 100% interest in the Prairie Creek Mine property located in the Northwest Territories, Canada. The Company holds various licences and permits required in order to maintain and perform current activities at the Prairie Creek Mine site.

The decommissioning asset balance (which relates entirely to Prairie Creek) included within exploration and evaluation assets represents amounts recorded to correspond with the decommissioning liability (see Note 9). This asset amount will be amortized over the useful life of the asset to which it relates. To date, no amortization has been recorded.

The Company’s exploration and evaluation assets comprise the Prairie Creek Mine Property as follows:

	September 30, 2011	December 31, 2010
Prairie Creek mineral use rights	$3,158	$3,158
Decommissioning asset	1,486	1,340
	$4,644	$4,498

9.           Decommissioning Liability

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and have been measured at the best estimate based on the net present value of future cash expenditures upon reclamation and closure. Reclamation and closure costs are capitalized into exploration and evaluation assets and amortized over the life of the related asset.

At September 30, 2011, the decommissioning liability relates to reclamation and closure costs of the Company’s Prairie Creek Mine site. The accretion expense is included in finance costs on the Statement of Comprehensive Income (Loss).

The decommissioning liability at Prairie Creek is calculated as the net present value of estimated future net cash outflows of the reclamation and closure costs, which at September 30, 2011 total $2,445,000 (December 31, 2010 – $2,445,000) and are required to satisfy the obligations, discounted at 2.68% per annum (December 31, 2010 – 3.48%). The settlement of the obligations will occur through to 2021.

A summary of the Company’s provision for the decommissioning liability is presented below:

	September 30, 2011	December 31, 2010
Balance – beginning of year	$1,654	$1,505
Reclamation activity	-	(23)
Accretion expense	43	62
Change in estimates	147	110
Balance – end of period	$1,844	$1,654

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

10.	Share Capital

Authorized: Unlimited common shares with no par value (2010 – unlimited).

Issued and outstanding: 130,824,112 common shares (December 31, 2010 – 130,448,492).

(a)	During the nine months ended September 30, 2011:

i.	285,000 options were exercised at prices between $0.23 and $0.45 per common share for proceeds of $109,000.

ii.	90,620 warrants were exercised at a price of $0.40 per common share for proceeds of $36,000.

iii.
Effective June 1, 2011, the Company did not renew its normal course issuer bid (the “Bid”). During the year to date period ended June 1, 2011, the Company did not purchase any common shares pursuant to the Bid.

(b)	During the year ended December 31, 2010:

i.
Effective June 1, 2010, the Company renewed its normal course issuer bid pursuant to which the Company may purchase up to a maximum of 5,000,000 common shares in the capital of the Company. The Bid may be carried out from June 1, 2010 for a period of up to one year. Pursuant to TSX policies, daily purchases made by the Company under the Bid may not exceed 33,038 common shares, subject to certain prescribed exceptions. All common shares purchased pursuant to the Bid will be cancelled and returned to treasury. During the year ended December 31, 2010, the Company did not purchase any common shares pursuant to the Bid.

ii.
On June 30, 2010, the Company issued by way of private placement 6,250,000 flow-through shares on a brokered basis at $0.40 per share, for aggregate gross proceeds of $2,500,000. The agent to the private placement was paid a commission of 7% of the gross proceeds from the offering and received broker’s warrants to acquire 625,000 non-flow-through shares at any time until June 30, 2012 at a price of $0.40 per share. Net proceeds from the issuance were $2,130,000 after issuance costs comprised of the agent’s commission of $175,000, the fair value of the broker’s warrants granted of $114,000 and other issuance costs of $81,000.

iii.
On December 23, 2010, the Company issued by way of private placement 3,371,429 flow-through shares on a brokered basis and 200,000 flow-through shares on a non-brokered basis at $0.70 per share, for aggregate gross proceeds of $2,500,000. The agent to the private placement was paid a commission of 7% of the gross proceeds from the offering and received broker’s warrants to acquire 337,143 non-flow-through shares at any time until December 23, 2012 at a price of $0.70 per share. Net proceeds from the issuance were $2,173,000 after issuance costs comprised of the agent’s commission of $165,000, the fair value of the broker’s warrants granted of $81,000 and other issuance costs of $81,000.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves

(a)           Stock Options

At September 30, 2011 there were 7,220,000 incentive stock options outstanding all of which, except for the 300,000 issued in the three month period ended March 31, 2011, were granted under the 2004 Rolling Stock Option Plan (the “2004 Plan”). At the Annual General Meeting held on June 16, 2010, shareholders approved the adoption of a new incentive stock option plan (the “2010 Plan“). The 2010 Plan is a fixed share stock option plan pursuant to which options on up to 6,000,000 common shares may be issued to directors, officers, employees and service providers of the Company. No new stock options will be granted under the 2004 Plan, which is a 10% rolling stock option plan, but the 6,920,000 stock options currently outstanding under the 2004 Plan will remain outstanding and subject to that plan. Stock options will only be granted under the 2010 Stock Option Plan to the extent that the aggregate number of options outstanding under the 2010 Plan and the 2004 Plan does not exceed 6,000,000.

Under the 2010 Plan, each option granted shall be for a term not exceeding five years from the date of grant and the vesting period is determined at the discretion of the Board. The option exercise price is set at the date of grant and cannot be less than the closing market price of the Company’s common shares on the Toronto Stock Exchange on the day of grant.

During the nine months ended September 30, 2011, 285,000 stock options with a weighted average exercise price of $0.38 per share were exercised, 225,000 stock options with a weighted average exercise price of $0.45 were forfeited and 70,000 stock options with a weighted average exercise price of $0.89 expired. The weighted average share price of exercised options for the nine month period ended September 30, 2011 was $1.18 per share.

The 300,000 incentive stock options granted during the three months ended March 31, 2011, which are reflected in the table below, were granted outside of the Corporation’s stock option plan and in accordance with the rules of the Toronto Stock Exchange, vest in equal eighths over a two year period, carried an exercise price equal to the market price of the common shares as at the granting date and had a per-share fair value at the date of granting of $0.38. The fair value of the options was determined under the Black-Scholes option pricing model using a risk-free interest rate of 1.9%, an expected life of options of 2.6 to 3.5 years, an expected volatility of 79% to 85%, no expected dividends and a forfeiture rate of 1%.

Each stock option is exercisable for one ordinary share of the Company. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(a)           Stock Options (continued)

A summary of the Company’s options at September 30, 2011 and December 31, 2010 and the changes for the periods then ended is presented below:

	Nine months ended September 30, 2011		Year ended December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,500,000	$ 0.46	6,650,000	$ 0.50
Granted	300,000	0.71	4,930,000	0.45
Exercised	(285,000))	0.38	(1,196,250))	0.23
Expired	(70,000))	0.89	(2,840,000))	0.65
Forfeited	(225,000))	0.45	(43,750))	0.45
Outstanding, end of period	7,220,000	$ 0.47	7,500,000	$ 0.46

As at September 30, 2011, the Company has outstanding and exercisable stock options, with a weighted average remaining contractual life of 3 years, to purchase an aggregate 7,220,000 common shares, of which 6,200,000 were exercisable as at that date, as follows:

	Options Outstanding		Options Exercisable
Expiry Date	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
December 13, 2011	800,000	$0.90	800,000	$0.90
October 15, 2012	75,000	0.94	75,000	0.94
March 27, 2014	1,585,000	0.23	1,585,000	0.23
May 12, 2015	4,460,000	0.45	3,665,000	0.45
January 27, 2016	300,000	0.71	75,000	0.71
	7,220,000	$0.47	6,200,000	$0.46

For the three and nine months ended September 30, 2011, the Company recorded charges for stock options granted to directors, officers, employees and service providers of $56,000 and $200,000 respectively versus $161,000 and $843,000 respectively for the comparative periods.

The share-based compensation charges were determined using the Black-Scholes option pricing model, based on the following terms and assumptions:

Period of Grant	Nine months ended September 30, 2011	Year ended December 31, 2010
Dividend Yield	0%	0%
Risk free interest rate	1.9%	2.2% to 2.4%
Expected life	2.6 to 3.5 years	2.5 to 3.5 years
Expected volatility (1)	79.4% to 85.1%	79.5% to 87.0%
Weighted average grant date fair value	0.38	0.23
Forfeiture rate	1%	1%
(1) Determined based on historical volatility of the Company’s share price.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

11.           Reserves (continued)

(b)           Warrants

A summary of the Company’s share purchase warrants at September 30, 2011 and December 31, 2010 and the changes for the periods then ended is presented below:

	Nine months ended September 30, 2011		Year ended December 31, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of year	431,893	$ 0.63	-	$ -
Issued	-	-	962,143	0.51
Exercised	(90,620))	0.40	(530,250))	0.40
Outstanding, end of period	341,273	$ 0.70	431,893	$ 0.63

As at September 30, 2011, the Company has outstanding exercisable warrants, with a weighted average remaining contractual life of 1.23 years, to purchase an aggregate 341,273 common shares, as follows:

	Warrants Outstanding and Exercisable
Expiry Date	Number of Warrants	Weighted Average Exercise Price
June 30, 2012	4,130	$ 0.40
December 23, 2012	337,143	0.70
	341,273	$ 0.70

(c)           Summary

A summary of the reserves account is presented below:

	Options	Warrants	Unexercised Options and Warrants	Normal Course Issuer Bid	Total
Balance, January 1, 2010	$2,038	$-	$6,026	$604	$8,668
Share-based compensation	951	-	-	-	951
Stock options exercised	(120)	-	-	-	(120)
Stock options expired	(1,144)	-	1,144	-	-
Stock options forfeited	(12)	-	12	-	-
Broker warrants issued	-	195	-	-	195
Broker warrant exercised	-	(97)	-	-	(97)
Balance, December 31, 2010	1,713	98	7,182	604	9,597
Share-based compensation	200	-	-	-	200
Stock options exercised	(56)	-	-	-	(56)
Stock options expired	(48)	-	48	-	-
Stock options forfeited	(54)	-	54	-	-
Broker warrants exercised	-	(17)	-	-	(17)
Balance, September 30, 2011	$1,755	$81	$7,284	$604	$9,724

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

12.           Exploration and Evaluation Expenses

The Company’s exploration and evaluation expenses incurred on the Prairie Creek property for the three and nine month periods ended September 30, 2011 and 2010 are detailed below:

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Assaying and metallurgical studies	$8	$22	$11	$29
Camp operation and project development	120	316	270	518
Drilling and underground exploration	1,188	1,770	1,631	1,770
Feasibility study	391	-	1,132	-
Insurance, lease and rental	16	22	41	48
Permitting and environmental	489	339	1,412	885
Transportation and travel	7	17	22	44
	2,219	2,486	4,519	3,294

Depreciation – mining plant and equipment	56	36	116	99
Total exploration and evaluation expenses	$2,275	$2,522	$4,635	$3,393

Exploration and evaluation, beginning of period	$44,257	$38,669	$41,897	$37,798
Total exploration and evaluation expenses	2,275	2,522	4,635	3,393
Exploration and evaluation, end of period	$46,532	$41,191	$46,532	$41,191

13.           Tax Deduction Recovery

The Company, during the three month period ended March 31, 2011, renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $5,000,000 in respect of the flow-through shares issued in 2010 (see Note 10). As at September 30, 2011, the Company possessed exploration and development costs eligible for renunciation of $5,000,000. Accordingly, the Company recognized a tax deduction recovery during the three and nine month periods ending September 30, 2011 of $139,000 and $277,000 respectively and reduced the liability to sell the tax deductions, initially recognized at $277,000, by the same amounts respectively.

14.           Capital Management

The Company manages its cash and cash equivalents, short-term investments, marketable securities, common shares, stock options and share purchase warrants as capital. As the Company is in the exploration and evaluation stage, its principal source of funds for its operations is from the issuance of common shares. The issuance of common shares requires approval of the Board of Directors. It is the Company’s objective to safeguard its ability to continue as a going concern, so that it can continue to explore and develop its Prairie Creek project for the benefit of its stakeholders. The Company uses stock options primarily to retain and provide future incentives to key employees and members of the management team. The granting of stock options is primarily determined by the Compensation Committee of the Board of Directors.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

15.           Related Party Transactions

For the three and nine month periods ended September 30, 2011, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2011, $nil relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2010 - $2,000).

For the three and nine month periods ended September 30, 2011, the Company incurred short-term employee benefits with officers and directors in the amounts of $130,000 and $425,000 respectively versus $140,000 and $457,000 respectively for the comparative periods. For the three and nine month periods ended September 30, 2011, the Company incurred share-based compensation with officers and directors in the amounts of $39,000 and $162,000 respectively versus $87,000 and $719,000 respectively for the comparative periods.

16.           Commitments

(a)	The Company has entered into certain operating lease agreements for office space and equipment. These agreements require the Company to make the following lease payments:

Total
3 months ending December 31, 2011	$39
Year ending December 31, 2012	148
Year ending December 31, 2013	150
Year ending December 31, 2014	147
Year ending December 31, 2015	149
Year ending December 31, 2016	151
Year ending December 31, 2017	88
$872

(b)
The Company has a letter of guarantee outstanding in the amount of $214,000 as security for the Company fulfilling certain obligations pursuant to an Authorization granted by DFO relating to road repairs in proximity to the Prairie Creek Mine Site (see Note 6).

17.           Approval of the Financial Statements

The Condensed Interim Financial Statements of Canadian Zinc Corporation for the three and nine month periods ended September 30, 2011 were approved and authorized for issue by the Board of Directors on November 2, 2011.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           First Time Adoption of IFRS

The Company has adopted IFRS on January 1, 2011 with a transition date of January 1, 2010 (the “Transition Date”), the details of which are described in the condensed interim financial statements for the three months ended March 31, 2011. Under IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the IFRS are applied retrospectively at the transition date with all adjustments to assets and liabilities as stated under Canadian GAAP taken to retained earnings unless certain exemptions are applied.

Notes to Reconciliations

(a)	Decommissioning liability

Consistent with IFRS, provisions for the decommissioning liability have been previously measured based on the estimated cost of rehabilitation, discounted to its net present value upon initial recognition. However, adjustments to the discount rate are not reflected in the provisions or the related assets under previous GAAP unless it relates to an upward revision in the future costs estimates. The Company has elected to apply the exemption from full retrospective application as allowed under IFRS 1 for the decommissioning liability included in the cost of exploration and evaluation assets. As such the Company has re-measured the decommissioning liability as at January 1, 2010 under IAS 37, Provisions, Contingent Liabilities and Contingent Assets and estimated the amount to be included in the related asset by discounting the liability to the date in which the liability arose using best estimates of the historical discount rates. Consistent with IFRS, accretion expense is categorized as finance costs under other expenses on the statement of comprehensive income.

(b)	Flow-through shares

Current Canadian tax legislation permits mining entities to issue flow-through shares to investors. Flow-through shares are securities issued to investors whereby the deductions for tax purposes related to exploration and evaluation expenditures may be claimed by investors instead of the entity. Under Canadian GAAP, in accordance with EIC-146 , Flow-through Shares, a deferred tax liability is recognized on the date that the Company files renouncement documents with the Canadian tax authorities assuming there is reasonable assurance the expenditures will be made.

Consistent with IFRS, the issue of flow-through shares is in substance an issue of ordinary shares and the sale of tax deductions. At the time the Company issues flow-through shares, the sale of tax deductions is deferred and presented as other liabilities in the statement of financial position to recognize the obligation to incur and renounce eligible exploration and evaluation expenditures. Accordingly, the Company adjusted the flow-through share issuance in fiscal 2010 and recorded a deferral of the sale of tax deductions.

(c)	Share-based Compensation

Under Canadian GAAP, the Company measured share-based compensation related to share purchase options at the fair value of the options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. IFRS 2, Share-based payments, similar to Canadian GAAP, requires the Company to measure share-based compensation related to share purchase options granted at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the definition of an employee is broader allowing the Company to group employees and others providing similar services together. Adjustments were calculated only for unvested options issued and outstanding after the Transition Date.

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           First Time Adoption of IFRS (continued)

Reconciliation of Assets, Liabilities & Equity

		As at September 30, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

ASSETS
Current
Cash and cash equivalents		$4,165	$-	$4,165
Short-term investments		1,128	-	1,128
Marketable securities		31,552	-	31,552
Other receivables and prepaid expenses		324	-	324

Total Current Assets		37,169	-	37,169

Other long-term assets		1,134	-	1,134
Property, plant and equipment		927	-	927
Exploration and evaluation assets	(a)	4,553	(13)	4,540

Total Assets		$43,783	$(13)	$43,770

LIABILITIES
Current
Accounts payable		$557	$-	$557
Accrued and other liabilities	(b)	107	63	170

Total Current Liabilities		664	63	727

Decommissioning liability	(a)	1,298	404	1,702

Total Liabilities		1,962	467	2,429

SHAREHOLDERS' EQUITY
Share capital	(b)	67,918	(63)	67,855
Reserves	(c)	9,735	(173)	9,562
Deficit	(a), (b) & (c)	(35,832)	(244)	(36,076)

Total Shareholders’ Equity		41,821	(480)	41,341

Total Liabilities and Shareholders’ Equity		$43,783	$(13)	$43,770

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           First Time Adoption of IFRS (continued)

Reconciliation of Comprehensive Income

		Three months ended September 30, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

Income		$12	$-	$12
Expenses	(c)	(3,053)	46	(3,007)
Other income	(a)	11,369	5	11,374

Net income for the period		8,328	51	8,379

Other comprehensive income		-	-	-

Comprehensive income for the period		$8,328	$51	$8,379

		Nine months ended September 30, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

Income		$36	$-	$36
Expenses	(c)	(5,526)	173	(5,353)
Other income	(a)	16,396	15	16,411

Net income for the period		10,906	188	11,094

Other comprehensive income		-	-	-

Comprehensive income for the period		$10,906	$188	$11,094

CANADIAN ZINC CORPORATION
Notes to the Condensed Interim Financial Statements
September 30, 2011
(Unaudited, tabular amounts expressed in thousands of Canadian dollars, except for shares, price per share and per share amounts)

18.           First Time Adoption of IFRS (continued)

Reconciliation of Cash Flows

		Nine months ended September 30, 2010
	Note	GAAP	Effect of Transition to IFRS	IFRS

Operating Activities
Net income for the period	(a) & (c)	$10,906	$188	$11,094
Adjustment for items not involving cash:
Accretion and depreciation	(a)	175	(15)	160
(Gain) loss on marketable securities		(16,473)	-	(16,473)
Unrealized foreign exchange		17	-	17
Share-based compensation	(c)	1,016	(173)	843
Change in non-cash working capital items		(8)	-	(8)
		(4,367)	-	(4,367)

Financing Activities		2,386	-	2,386
Investing Activities		966	-	966
Impact of exchange rate changes on cash and cash equivalents		(17)	-	(17)

Net change in cash and cash equivalents		(1,032)	-	(1,032)

Cash and cash equivalents, beginning of year		5,197	-	5,197

Cash and cash equivalents, end of period		$4,165	$-	$4,165

EXHIBIT LIST

31	Chief Executive Officer Certificate Form 52-109F2
32	Chief Financial Officer Certificate Form 52-109F2
99.1	Management’s Discussion and Analysis as of November 4, 2011
99.2	News Release - Environmental Assessment of Prairie Creek Mine Enters Next Phase -Review Board Closes Public Registry, September 26, 2011
99.3	News Release - Canadian Zinc Reports Success With Prairie Creek Exploration Drilling, October 3, 2011
99.4	News Release - Canadian Zinc Reports Financial Results For Third Quarter 2011, November 4, 2011
99.5
News Release - Canadian Zinc Reports On Deep Drilling Exploration Program - Prairie Creek host structure intersected in step-out drilling - Significant zinc, lead and silver assays reported, November 9, 2011

99.6	News Release - Additional Assays From Prairie Creek Exploration Drilling - High grade vein mineralization intersected, November 16, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: December 6, 2011	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman